EXHIBIT 21.1

WORLD POINT TERMINALS, LP

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization

Center Point Terminal Company, LLC	Delaware

Center Point Terminal Baltimore, LLC	Delaware

Center Point Terminal J&W, LLC	Delaware

Center Point Terminal Mound Street, LLC	Missouri

Center Point Terminal Newark, LLC	Delaware

North Albany Terminal Company, L.L.C.	Delaware

Pelican Island Storage Terminal, LLC	Texas